Exhibit 12

Advanced Lighting Technologies, Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(In thousands)

				Predecessor
	Reorganized Company			Company
	Three Months	Nine Months	Three Months	Six Months
	Ended	Ended	Ended	Ended
	March 31,	March 31,	March 31,	December 31,
	2005	2005	2004	2003
Income (loss) before income taxes and minority interest	$898	$4,532	$(911)	$(13,235)
Interest expense	3,453	10,345	3,410	7,459
Interest portion of rent expense	167	491	124	329

Earnings	$4,518	$15,368	$2,623	$(5,447)

Interest expense	$3,453	$10,345	$3,410	$7,459
Interest capitalized	6	19	42	37
Interest portion of rent expense	167	491	124	329

Fixed charges	$3,626	$10,855	$3,576	$7,825

Ratio of earnings to fixed charges	1.2	1.4	0.7	—

For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and minority interest plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance costs, whether expensed or capitalized, the portion of rental expense that is representative of interest, and preferred share accretion. For the three months ended March 31, 2004, earnings were inadequate to cover fixed charge requirements by $953. For the six months ended December 31, 2003, earnings were inadequate to cover fixed charge requirements by $13,272.